Exhibit 1.01

Conflict Minerals Report for the Year Ended December 31, 2014

Introduction

NACCO Industries, Inc. (“NACCO”) is a holding company with the following principal businesses: mining, small appliances and specialty retail. NACCO’s wholly owned subsidiary, Hamilton Beach Brands, Inc. (“Hamilton Beach” also referred to as the “Company”), is a leading designer, marketer and distributor of small electric household and specialty household appliances, as well as commercial products for restaurants, bars and hotels. Certain products sold by Hamilton Beach contain necessary conflict minerals.

The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State of the United States of America to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country. This Report relates to the process undertaken for Hamilton Beach products that were manufactured, or contracted to be manufactured, during calendar year 2014 and that contain conflict minerals.

Executive Summary

Hamilton Beach reviewed its affected supplier base for conflict minerals use and queried potential suppliers of conflict minerals. 134 unique, valid smelters or refiners of 3TGs (herein referred to as “smelters”) were reported by Hamilton Beach suppliers. Of these 134 smelters, 7 were identified as sourcing (or may be sourcing) from the Democratic Republic of Congo (DRC) or surrounding countries (collectively, the “Covered Countries”). Hamilton Beach’s due diligence review indicates that all 7 smelters are certified as conflict free by the Conflict Free Smelter Program (CFSP).

Management Systems

Hamilton Beach has established a management system for Conflict Minerals. This included the creation of a Conflict Minerals Team comprised of senior leaders from functional areas of the Company responsible for Conflict Minerals compliance. This team was created to support supply chain due diligence and the implementation and monitoring of an effective Conflict Minerals program. Hamilton Beach has a corporate compliance mechanism through which its employees and suppliers can report a violation of its policies, and Hamilton Beach maintains an email address (conflictminerals@hamiltonbeach.com) that can be accessed to report violations, ask questions and voice concerns. Hamilton Beach established a system of controls over the Company's conflict mineral supply chain, including the reasonable country of origin inquiry and due diligence procedures described below. If a risk is identified by employees, suppliers, customers, or the media, Hamilton Beach has implemented a process to assess and mitigate the identified risk which includes reporting of the risk to the designated member of senior management.

Reasonable Country of Origin Inquiry

A reasonable country of origin inquiry (RCOI) was executed with 114 affected suppliers and/or original manufacturers supplying parts and materials for products manufactured by Hamilton Beach. Hamilton Beach’s RCOI process was designed to include materially all parts and materials for which 3TGs are necessary to the functionality or production of a product manufactured by Hamilton Beach in 2014.

The affected suppliers and original manufacturers were contacted, provided with Hamilton Beach’s policy, and requested to provide conflict minerals data in the industry standard Conflict-Free Sourcing Initiative (CFSI) Conflict Minerals Reporting Template. Non-responsive suppliers and suppliers with inadequate responses were contacted multiple times with clear instructions regarding Hamilton Beach’s requirements.

After correction, review, and removal of alternate names, 134 smelters were identified as conflict minerals smelters consistent with the 2014 smelter definitions agreed upon by industry and the audit protocols published by the CFSI.

After directly contacting all 134 smelters and performing a risk assessment regarding responses, 7 smelters were identified either to source, or there was reason to believe they source, conflict minerals from the Covered Countries. This assessment was based on information directly from the smelters and other public information available at the time. A risk assessment was performed on smelter responses including review of sourcing responses by non-Conflict Free Smelter Program (non-CFSP) certified smelters against the sourcing risk of their specific country. The risk assessment included a review of the reports of the UN Group of Experts on the DRC; publications by Global Witness, Enough Project, Southern Africa Resource Watch, and Radio Okapi; and a general internet search (Google).

In accordance with the SEC final rules for conflict minerals that are sourced from the Covered Countries, Hamilton Beach is required to exercise due diligence on the conflict minerals’ source and chain of custody and to follow a Nationally or Internationally Recognized Due Diligence Framework.

Conflict Minerals Policy

Hamilton Beach has adopted the following conflict minerals policy:

CONFLICT MINERALS

•
Hamilton Beach will comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) and regulations enacted pursuant to the Act for sourcing Conflict Minerals and supply-chain due diligence according to the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas. “Conflict minerals” are defined as columbite-tantalite, cassiterite, gold, wolframite, or their derivatives, and any other mineral/derivatives determined by the US Secretary of State to finance conflict in the Democratic Republic of the Congo or any adjoining country (the DRC).

•
Hamilton Beach is committed to sourcing components and materials from companies that share our values regarding respect for human rights, integrity and environmental responsibility. We will neither tolerate nor in any way facilitate the serious abuse of human rights associated with the extraction, transportation and trading of conflict minerals in the DRC.

•
To this end, Hamilton Beach has developed processes and procedures to comply with the Act, which include communicating our conflict minerals requirements to our suppliers and working with them to comply with the Act. In turn, each supplier is to inform its supply chain of our requirements and perform the necessary due diligence to ascertain the source of any conflict minerals in the products it provides to us.

•	For more information, contact Hamilton Beach at conflictminerals@hamiltonbeach.com

Hamilton Beach’s policy is publicly available on its website at: http://www.hamiltonbeachcommercial.com/en/social-accountability.html

Design of Due Diligence

Hamilton Beach designed its due diligence measures to conform to the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on tantalum, tin, tungsten, and gold.

Due Diligence Results - Smelters

Of the 7 smelters identified to source conflict minerals from the Covered Countries or those whom Hamilton Beach has reason to believe source conflict minerals from the Covered Countries, these 7 smelters were recognized as conflict free by the Conflict Free Smelter Program (CFSP) based on an independent third party audit according to industry approved audit protocols, and are listed on the Conflict Free Smelter Program’s website as conflict free certified. The conflict free smelter program listed the last of these 7 smelters in April of 2015.

Facility and Mine Information

Smelters used by Hamilton Beach’s suppliers that source from the covered countries have been identified to source from the DRC, Rwanda, and Tanzania. All of these smelters are certified as conflict free by the CFSP.

Steps to be taken to Mitigate Risk

Hamilton Beach intends to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could finance or benefit armed groups in the Covered Countries:

a.	Include a conflict minerals clause in new or renewed supplier contracts.

b.
Continue to educate suppliers as to the necessity of obtaining current, accurate, and complete information about their smelters and refiners of Conflict Minerals, and providing education regarding Hamilton Beach’s conflict minerals requirements.

c.	Continue to engage directly (or indirectly through suppliers) smelters sourcing from the Covered Countries to become conflict free certified by the Conflict Free Smelter Program.

Additional Risk Factors

The statements above are based on the RCOI process and due diligence performed in good faith by Hamilton Beach and are based on the infrastructure and information available at the time. Hamilton Beach’s due diligence process has not been audited by an independent third party auditor. A number of factors could introduce errors or otherwise affect our conflict free declaration.

These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, the definition of a smelter was not finalized at the end of the 2014 reporting period, confusion by suppliers over requirements of SEC final rules, gaps in supplier and/or smelter education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation errors, oversights or errors in third-party conflict free smelter audits, DRC sourced materials being declared secondary metals, illegally tagged DRC conflict minerals being introduced into the supply chain, increase in tin ore importation into China from the DRC and Tanzania, companies going out of business in 2014, certification programs not equally advanced for all industry segments and metals, and smuggling of DRC conflict minerals to countries beyond the Covered Countries.